                     [LETTERHEAD OF MORGAN & FINNEGAN, L.L.P.]



                                                       January 21, 1998


Mr. Lester Hill
Chairman, President & CEO
Pacific Scientific Company
620 Newport Center Drive
Suite 700
Newport Beach, CA 92660-8007


Dear Mr. Hill:

      We are writing to you on behalf of our client, Kollmorgen Corporation.

      As you are aware, Kollmorgen carried out some of the pioneering work on solid state motor controllers using microprocessors and torque angel control. As a result, Kollmorgen was awarded the following patents, copies of which are enclosed for your consideration:


                        4,686,437        Langley et al
                        4,447,771        Whited
                        4,490,661        Brown et al
                        4,559,485        Whited


      We have investigated the available information relating to your company's motion control products, and believe that one or more of those products infringe upon one or more of the aforesaid patents. We particularly call to your attention Claim 17 of the '771 patent and Claim 1 of the '437 patent and, for example, your SC700 and SC900 Series brushless servocontrollers.

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Mr. Lester Hill
January 21, 1998
Page 2


      The above-identified Kollmorgen United States patents, as well as corresponding foreign patents, are available for licensing. In this connection, Fanuc Ltd. and its affiliated automation/robotics companies recently entered into a license under the aforesaid Kollmorgen patents.

      Kollmorgen's desire is to reach an amicable resolution of your infringement problem and proposes that we meet to discuss available licensing terms at an early date, not later than 30 days from the date of this letter. We await your early reply.


                                       Very truly yours,


                                       /s/ Alfred P. Ewert
                                       --------------------
                                       Alfred P. Ewert


AE/pi
Enc.